FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca licenses novel EGFR inhibitor

 14 July 2026

AstraZeneca enters exclusive global license agreement for novel oral EGFR inhibitor Zegfrovy for lung cancer with Dizal Pharmaceutical

Complements AstraZeneca's leading portfolio of medicines targeting EGFR mutations

Zegfrovy is approved in the US and China to treat lung cancer patients whose tumours carry exon 20 insertion mutations

AstraZeneca has entered into an exclusive license agreement with Dizal Pharmaceutical Co., Ltd for Zegfrovy (sunvozertinib), a novel oral irreversible epidermal growth factor receptor (EGFR) inhibitor for patients with lung cancer. AstraZeneca will acquire worldwide rights to develop and commercialise Zegfrovy.

Zegfrovy is approved in the US and China for the treatment of adult patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) with EGFR exon 20 insertion mutations, whose disease has progressed on or after platinum-based chemotherapy.

Approximately 80-85% of lung cancer patients globally have NSCLC. About 10-15% of NSCLC patients in the US and Europe, and 30-40% of patients in Asia, have EGFR-mutated (EGFRm) NSCLC. Roughly one in four patients with EGFRm NSCLC has a tumour with an exon 20 insertion mutation or other atypical mutation for which targeted treatment options are limited.

Dave Fredrickson, Executive Vice President, Oncology Haematology Business Unit, AstraZeneca, said: "AstraZeneca is a leader in treating EGFR-mutated lung cancer, and we are eager to add Zegfrovy to our world-class portfolio of innovative medicines for patients whose tumours carry exon 20 insertion mutations. With this agreement, we will bring a differentiated, oral targeted treatment to these patients with limited options across the globe."

Dr. Xiaolin Zhang, Chief Executive Officer of Dizal said: "As a leading global company with a strong lung cancer franchise, AstraZeneca will help ensure patients around the world can benefit from this innovation discovered by Dizal scientists in China. Zegfrovy is the only oral targeted therapy for EGFR exon 20 insertion non-small cell lung cancer approved in the US and China for patients following prior systemic therapy."

Dizal recently announced positive results from the global WU-KONG28 Phase III trial of Zegfrovy in 1st-line NSCLC with exon 20 insertion EGFR mutations. These data were presented as a Late-Breaking Abstract Oral Presentation at the 2026 American Society of Clinical Oncology Annual Meeting and simultaneously published in The New England Journal of Medicine.

Supported by these results, a Supplemental New Drug Application for approval in the 1st-line setting has been submitted to the US Food and Drug Administration (FDA) and China's Center for Drug Evaluation (CDE). The US FDA and China's CDE have also both granted Breakthrough Therapy Designation to Zegfrovy in this setting.

Sunvozertinib (Zegfrovy) is included in the NCCN Clinical Practice Guidelines in Oncology (NCCN Guidelines®) for NSCLC as a Category 2A recommended subsequent therapy option for patients with EGFR exon 20 insertion mutation-positive advanced or metastatic NSCLC. See NCCN Guidelines® for detailed recommendations.1

Financial considerations

AstraZeneca will make an upfront payment to Dizal of $600m and additional payments of up to $900m upon achievement of specific development, regulatory and sales-related milestones. Additionally, Dizal will receive tiered royalties on the global sales of Zegfrovy.

The transaction is expected to close in the second half of 2026, subject to customary closing conditions and regulatory clearances. The transaction does not impact AstraZeneca's financial guidance for 2026.

Notes

NSCLC
Lung cancer is the leading cause of cancer death among men and women, accounting for about one-fifth of all cancer deaths.2 Lung cancer is broadly split into small cell lung cancer or NSCLC, the latter accounting for 80-85% of cases.2-3 Approximately 75% of people are diagnosed with advanced NSCLC.4 Additionally, about 10-15% of NSCLC patients in the US and Europe, and 30-40% of patients in Asia have EGFRm NSCLC.5-7

Zegfrovy
Zegfrovy is an irreversible EGFR inhibitor targeting a wide spectrum of EGFR mutations with wild-type EGFR selectivity. Zegfrovy is approved in the US and China for the treatment of adult patients with locally advanced or metastatic NSCLC with EGFR exon 20 insertion mutations, whose disease has progressed on or after platinum-based chemotherapy.

In addition, Zegfrovy also demonstrated encouraging anti-tumour activity in NSCLC patients with EGFR sensitizing, T790M, and uncommon mutations, as well as HER2 exon 20 insertions. Zegfrovy showed a well-tolerated and manageable safety profile in the clinic. The most common drug-related treatment-emergent adverse events were Grade 1/2 in nature and clinically manageable.

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating in innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company’s comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso and Iressa (gefitinib); Imfinzi (durvalumab) and Imjudo (tremelimumab); Enhertu (trastuzumab deruxtecan) and Datroway (datopotamab deruxtecan) in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.     National Comprehensive Cancer Network. Non-Small Cell Lung Cancer. (Version 6.2026). https://www.nccn.org/login?ReturnURL=https://www.nccn.org/professionals/physician_gls/pdf/nscl.pdf. Accessed July 2026. NCCN makes no warranties of any kind whatsoever regarding their content, use or application and disclaims any responsibility for their application or use in any way.
2.    World Health Organization. International Agency for Research on Cancer. Lung Cancer Fact Sheet. Available at: https://gco.iarc.who.int/media/globocan/factsheets/cancers/15-trachea-bronchus-and-lung-fact-sheet.pdf.  Accessed August 2025.
3.    American Cancer Society. What Is Lung Cancer?. Available at: https://www.cancer.org/cancer/types/lung-cancer/about/what-is.html.  Accessed August 2025.
4.    Chen HJ, et al. Long-term survival of advanced lung adenocarcinoma by maintenance chemotherapy followed by EGFR-TKI. Medicine. 2021;100(6):e24688.
5.    Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
6.    Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013;6:2800-2812.
7.    Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013;66:79-89.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 July 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary